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                                                                    THE HARTFORD

JOINT & LAST SURVIVOR
LIFEACCESS ACCELERATED
BENEFIT RIDER AMENDMENT

This Amendment modifies the Policy's Accelerated Benefit provision provided by the LifeAccess Accelerated Benefit Rider (the "Rider") that is attached to the Policy as described below. All other terms and provisions of the Policy's Accelerated Benefit will continue to apply.

1. The first paragraph of the BENEFIT provision is replaced with the following:

     The Rider provides for the acceleration of up to 100% of the Death Benefit and any term insurance amount available under the Policy while the Rider remains in effect, when the Insured(s) has been certified as meeting the Rider's Qualifying Event provided all of the terms and conditions of the Rider have been met. While both Insureds are living, benefits are payable ONLY when both Insureds have been certified as meeting the Rider's Qualifying Event at the same time, with each Insured having been so certified by a Licensed Health Care Practitioner. Benefits are also payable when the Last Surviving Insured has been certified as being Chronically Ill by a Licensed Health Care Practitioner. IN EITHER EVENT, ONLY ONE LIFETIME BENEFIT AMOUNT IS AVAILABLE FOR ACCELERATION. As an Accelerated Death Benefit Rider that pays benefits on a per diem basis, this Rider does not require proof of expenses incurred. However, pursuant to the insurance laws of the state in which the Policy is delivered, benefit payments may only be made if such payments are expected to receive favorable federal income tax treatment. DEATH BENEFITS, ACCOUNT VALUE, CASH VALUE AND LOAN VALUE, IF ANY, WILL BE REDUCED IF YOU RECEIVE ACCELERATED DEATH BENEFITS UNDER THIS RIDER.

2. The definition of INSURED as found in the Rider, and all references to it, is changed as follows:

       a. while both Insureds are living, INSURED will mean each Insured shown in the Policy Specifications; and

       b. after the death of one of the Insureds shown in the Policy Specifications, INSURED will mean the Last Surviving Insured.

3. The first condition under the WHEN BENEFIT PAYMENTS END provision is replaced with:

     While both insureds are living, when either insured no longer meets any one of the Conditions of Eligibility for Benefit Payments, or, following the death of one of the Insureds, when the Last Surviving Insured no longer meets any one of the Conditions of Eligibility for Benefit Payments.

4. The EXCLUSIONS provision is amended so that when either Insured's or the Last Surviving Insured's Qualifying Event is a result of any one of the events listed in such provision, this Rider will not provide an Accelerated Benefit for Chronic Illness. In addition, this Rider does not provide an Accelerated Benefit for treatment received by the Insured(s) outside of the United States.

This Amendment is part of the Policy to which it is attached. In the event any of the provisions or terms of this Amendment conflict with any applicable provisions of the Policy and Rider, the provisions of this Amendment will control. The Amendment's date of issue and effective date are the same as that of the Rider.

Signed for the HARTFORD LIFE INSURANCE COMPANY

/s/ David N. Levenson
[DAVID N. LEVENSON, PRESIDENT]